January 23, 2006
BY HAND DELIVERY AND EDGAR
Ms. Nancy Maloney
Mr. Donald A. Walker, Jr.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CapitalSource Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Quarters Ended March 31, 2005; June 30, 2005 and September 30, 2005
File No. 001-31753
Dear Ms. Maloney and Mr. Walker:
This letter responds to the comments set forth in your comment letter addressed to CapitalSource Inc. (“CapitalSource”) dated January 6, 2006. CapitalSource’s responses to the staff’s comments are set forth below the text of the comment from your comment letter.
Form 10-K for the Fiscal Year Ended December 31, 2004
Capital Analytics — page 16
1.	We note your disclosure that the majority of the costs of services are ultimately charged to the client and are capitalized and amortized into income over the life of the loan. Please tell us the authoritative literature followed in capitalizing and amortizing these costs of services.
Response: CapitalSource Analytics LLC (“CapitalAnalytics”), one of our wholly owned subsidiaries, performs a detailed, comprehensive evaluation of certain prospective borrowers’ financial condition as part of the underwriting process for loans originated by CapitalSource. The incremental direct costs of services performed for successfully originated loans, including CapitalAnalytics charges related to the underwriting process, are deferred and offset against the loan origination fees and the net amount is deferred for those loans and recognized as an adjustment to yield over the life of the loan as required by paragraphs 5 and 6 of SFAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.
2.	For the cost of services mentioned above in comment 1., please tell us the amounts capitalized and amortized for the years ended December 31, 2004, 2003 and 2002 respectively. A rollforward of your capitalized costs would be useful.

Response: As more fully described in our response to comment 1. above, the incremental direct costs of services performed by CapitalAnalytics for successfully originated loans are deferred and offset against the loan origination fees for those loans and recognized as an adjustment to yield over the life of the loan. Additionally, other incremental direct costs, such as legal and appraisal costs, are also deferred and offset against the loan origination fees for successfully originated loans. We do not track separately the amounts capitalized for the incremental direct costs of services performed by CapitalAnalytics. However, to help the Staff understand the materiality of costs capitalized, for the three years ended December 31, 2004, 2003 and 2002, total compensation and payroll related fringe benefits expense for CapitalAnalytics was $9.7 million, $9.5 million and $5.3 million, respectively. Approximately 50% of compensation and payroll related fringe benefits expense related to the incremental direct costs of services performed by CapitalAnalytics during the underwriting process for successfully originated loans, and only those amounts are deferred and offset against the loan origination fees for those loans and recognized as an adjustment to yield over the life of the loan.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Borrowing and Liquidity
Convertible Debt — page 43
3.	We note your disclosure that holders of your debentures may convert prior to maturity if certain conditions are met. Please tell us and revise future filings to:
•	quantify the specified thresholds discussed;

•	disclose the specified corporate transactions that would need to occur; and

•	disclose the likelihood that these conditions will be met
Please make these revisions for both your March and July Debentures.
Response: We have outstanding two series of convertible debentures, the $225.0 million in aggregate principal amount of senior convertible debentures due 2034 (“the March Debentures”) and the 3.5% $330.0 million in aggregate principal amount of senior convertible debentures due 2034 (the “July Debentures”). Both series are convertible, but the terms under which they are convertible vary slightly.
The holders of the March Debentures may convert their debentures prior to maturity only if:
1)	The sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price per share of our common stock on such last trading day. As of December 31, 2004, the conversion price was $30.40 for the March Debentures;

2)	During the five consecutive business day period after any five consecutive trading day period in which the trading price per debenture for each day of that period was less than 98% of the product of the conversion rate and the last reported sale price of our common stock for each day during such period (the “98% Trading Exception”); provided, however, that if, on the date of any conversion pursuant to the 98% Trading Exception that is on or after March 15, 2029, the last reported sale price of our common stock on the trading day before the conversion date is greater than 100% of the applicable conversion price, then holders surrendering debentures for conversion will receive, in lieu of shares of our common stock based on the then applicable conversion rate, shares of common stock with a value equal to the principal amount of the debentures being converted;

3)	Specified corporate transactions occur such as if we elect to distribute to all holders of our common stock rights or warrants entitling them to subscribe for or purchase, for a period expiring within 45 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution; or distribute to all holders of our common stock, assets, debt securities or rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution;

4)	We call any or all of the March Debentures for redemption; or

5)	We are a party to a consolidation, merger or binding share exchange, in each case pursuant to which our common stock would be converted into cash or property other than securities.
The holders of the July Debentures may convert their debentures prior to maturity only if:
1)	The last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price per share of our common stock on such last trading day. As of December 31, 2004, the conversion price was $31.78 for the July Debentures;

2)	During the five consecutive business day period after any five consecutive trading day period in which the trading price per debenture for each day of that period was less than 98% of the product of the conversion rate and the last reported sale price of our common stock for each day during such period (the “98% Trading Exception”); provided, however, that if, on the date of any conversion pursuant to the 98% Trading Exception that is on or after July 15, 2019, the last reported sale price of our common stock on the trading day before the conversion date is greater than 100% of the applicable conversion price, then holders surrendering debentures for conversion will receive, in lieu of shares of our common stock based on the then applicable conversion rate, shares of common stock with a value equal to the principal amount of the debentures being converted;

3)	Specified corporate transactions occur such as if we elect to distribute to all holders of our common stock rights or warrants entitling them to subscribe for or purchase, for a period expiring within 45 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution; or distribute to all holders of our common stock, assets, debt securities or rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for such distribution;

4)	We call any or all of the July Debentures for redemption; or

5)	We are a party to a consolidation, merger or binding share exchange, in each case pursuant to which our common stock would be converted into cash or property other than securities.
Management is unable to assess the likelihood of meeting conditions (1) or (2) above for the March and July Debentures as both conditions depend on future market prices for our common stock and the March and July Debentures. Management believes that the likelihood of meeting conditions (3), (4) or (5) related to the specified corporate transactions occurring for the March and July Debentures is remote since we have no current plans to distribute rights or warrants to all holders of our common stock, call any of our March or July Debentures for redemption or enter a consolidation, merger or binding share exchange.
We will revise future filings as requested.
4.	We note your disclosure that you will pay contingent interest on your July Debentures. Please tell us and revise future filings to disclose how you value and account for this contingent interest feature. Please cite authoritative guidance.
Response: The contingent interest feature in the July Debentures is indexed to the value of our common stock, which is not clearly and closely related to the economic characteristics and risks of the July Debentures. Paragraph 12 of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, establishes three criteria for an embedded derivative to be separated from the host contract and accounted for as a derivative instrument. The contingent interest feature in the July Debentures meets all three criteria of paragraph 12 of SFAS 133, and therefore, we concluded that it is an embedded derivative that must be bifurcated from the host instrument and valued separately. Additionally, we determined that the contingent interest feature did not meet any of the scope exceptions described in paragraph 11 of SFAS 133.

Pursuant to the terms of the July Debentures, contingent interest payments are potentially due to the holders of the Debentures beginning with the six-month period commencing on July 15, 2011. Prior to incurring any contingent interest payments, we have the right to redeem the July Debentures. If we exercise our redemption right, we would not be required to make any of those contingent interest payments. Since the exercise of the redemption right is at our option, the Debenture holders cannot assume they will receive those payments. After consulting with an investment banker concerning the value of the contingent interest feature at inception, we concluded that due to this redemption right, the embedded derivative had de minimis value. We continue to conclude that the embedded derivative has de minimis value.
We will revise future filings as requested.
Critical Accounting Policies — page 47
Income Recognition
5.	Please tell us and revise this section in future filings to disclose your policy for recording fees due at maturity over the contractual life of your loans.
Response: Fees due at maturity on amortizing term loans are amortized into fee income using the effective interest method over the contractual life of the loan. Fees due at maturity on revolving lines of credit and non-amortizing term loans are amortized into fee income using the straight-line method over the contractual life of the loan. Prepayment fees are recorded in the period in which a loan prepays.
We will revise future filings as requested.
6.	We note your disclosure on page 54, that approximately 81% of your outstanding loans are either balloon or bullet loans. Please tell us and revise this section in future filings to disclose how you calculate and recognize income for these specific loans.
Response: Balloon loans are considered amortizing term loans, for which (as more fully described in our response to comment 5.) interest and fee income are amortized into interest and fee income using the effective interest method over the contractual life of the loan. Bullet loans are considered non-amortizing term loans, for which (as more fully described in our response to comment 5.) interest and fee income are amortized into interest and fee income using the straight-line method over the contractual life of the loan.
We will revise future filings as requested.

Valuation of Investments
7.	We note your disclosure that you use various valuation models in estimating the underlying value of your private equity investments. Please tell us and revise this section in future filings to:
•	Disclose the assumptions used in your valuation models;

•	Disclose whether the valuation models are internally developed or based on the use of a specialist;

•	disclose how you value and factor in discounts for transfer restrictions; and

•	quantify the amount of discount used to reflect the transfer restrictions.
Response: We have equity investments in various small to medium sized companies. We account for certain investments using either the cost basis or equity methods of accounting. These assets are subject to impairment testing as described in our response to comment 11. Our investments also include warrants with cashless exercise provisions to purchase equity in privately held, small to medium sized companies. We consider warrants with cashless exercise features derivatives and carry them at fair value.
We presume the Commission’s question is directed to those investments valued at fair value. These privately held investments that are carried at fair value totaled $3.1 million and $6.8 million, as of December 31, 2004 and 2003, respectively, which represents 0.07% and 0.26% of total assets as of those dates, respectively.
We estimated the fair value of our privately held equity investments using an internally developed model. This model utilizes industry valuation benchmarks, such as Multiples of Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA Multiples”) ranging from three to seven times, depending on the industry, to calculate enterprise value. We reduce enterprise value by debt outstanding to arrive at estimated equity value. Then, we discount the estimated equity value to reflect the illiquid nature of the investment, as well as our minority, non-control position. We then apply our ownership percentage of the equity to arrive at the estimated fair value of our privately held investments.
As of December 31, 2004 and 2003, discounts for the illiquid nature of our privately held investments totaled $1.0 million and $3.4 million, respectively, which are not material to our financial position as of December 31, 2004 or 2003 or to our operating results for the years then ended.
We will revise future filings as requested.
Allowance for Loan Losses
8.	We note your disclosure on page 2 that you have $2.1 billion in commitments to lend at December 31, 2004. Please tell us and revise in future filings to disclose how you have accounted for your off balance sheet credit risk, such as commitments, in your determination of the allowance for loan losses. If no amount was recorded, please tell us and disclose why not.

Response: We did not record an additional allowance for loan losses on commitments to lend since our commitments to lend generally are subject to our approval based on the adequacy of the underlying collateral or other terms and conditions, such as the borrower not being in default. Since the commitment to lend additional amounts on these loans is subject to our approval, we do not believe it is appropriate to consider the commitment to lend in our determination of the allowance for loan losses until it is funded.
For the minority of loans where our commitment to lend is not subject to our approval, we do not know how much, when, or even if such commitment will be funded. Since there can be no assumption that such commitments will be funded, we similarly do not believe it is appropriate to consider the commitment to lend in our determination of the allowance for loan losses until it is funded. When commitments are funded, the funded amount is included in our portfolio balance. The portfolio balance is, along with other factors, an important consideration in determining our allowance for loan losses.
We will revise future filings as requested.
9.	Please tell us and revise in future filings this section as well as the discussion of your loan loss allowance methodology elsewhere in the document to disclose the following:
•	How changes in the estimation methods and assumptions affected the allowance;

•	How guarantees from or capital call agreements with a borrower’s equity sponsor are considered in determining the allowance;

•	How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;

•	How sensitive reported operating results and financial condition are to changes in the estimate or its underlying assumptions; and

•	How often the estimates are updated to reflect current charge offs
Response: Our allowance for loan losses was $81.5 million and $35.2 million as of September 30, 2005 and December 31, 2004. We challenge our assumptions and estimate our required allowance at least quarterly. As a relatively young company, lacking a history of significant charge offs, prior to August 2005 we relied on industry loss histories in estimating losses inherent in our loan portfolio. As a result of the increase in impaired loans during 2004 and in the first and second quarters of 2005 as well as the growth and seasoning of our portfolio, in August 2005 we refined our loan loss reserve estimates placing increased emphasis on our own historical loss experience and portfolio trends. The refinement to our loss reserve estimates combined with an increase in impaired loans, partially offset by charge offs, resulted in an increase in the allowance for loan losses in dollars as well as a percentage of total loans. The refinement to our estimates reflects the inclusion of our actual historical loss experience as well as other factors, including analyzing our competitors’ loss assessments.
In updating our loan loss estimates, several analyses were performed. First, we reviewed the actual charge offs experienced compared to the loans that fully repaid since inception. We also performed a second analysis that expanded the data set to include all of the loans with specific reserves determined in accordance with SFAS 114 and the amount of those specific reserves. This second analysis was important as we expect certain loans currently in the portfolio to result in losses. In the second analysis, it was assumed that when these loans paid off, we would recognize a charge off equal to our specific reserve for those loans. Third, we performed a historical lag analysis on our non-accrual loans. Since it takes time before an expected or actual loss becomes apparent, we assumed that the loans then on non-accrual would eventually experience some loss of principal based on the type of loan. The expected loss for each loan type was then compared to the balance of outstanding loans of that type to determine the percentage of expected losses for that loan type. These analyses, along with a review of competitor information determined the updated reserve factors in August 2005.
We review the loan portfolio information at least quarterly to determine whether it is necessary for us to further revise our reserve factors. In this process, several steps are taken. First, we allocate reserves specifically to loans considered impaired. The reserves are equal to the amount of impairment. Then we consider what additional amount is necessary for other loans to provide for our estimate of losses inherent in the portfolio. In determining this additional amount, or “policy reserve,” we review the weighted average credit rating for each loan type (e.g., asset based, real estate and cash flow). Credit ratings range from 1, “investment grade,” to 6, “active workout; loss expected.” For each loan type, the average ratings of all loans, excluding loans with specific reserves, are reviewed. The weighted average ratings are reviewed along with other factors, such as historical and expected charge offs to determine whether the inherent risk of losses has increased in the portfolio since the last review date. If the dollar weighted average rating by type has increased significantly (i.e., the credit quality of the loan portfolio has deteriorated), we will review the portfolio mix within each loan type to determine if there is a concentration of loans that is experiencing downgraded ratings. The weighted average rating for each loan type has not changed significantly since August 2005. Some of the other factors we consider in our review include refreshing the analyses discussed in the preceding paragraph regarding the charged off loans in our portfolio on a quarterly basis. The results of this analysis allow us to determine whether the losses or expected losses remain in line with past experience or if they are increasing over time. In addition, we continue to monitor the market and our competitors to corroborate our reserve levels on similar loan products.
We generally do not factor in guarantees from or capital call agreements with our borrowers’ private equity sponsors in estimating our overall allowance for loan losses. However, when performing the SFAS 114 analysis on individual troubled loans, we do consider any applicable borrower guarantees when calculating our potential loss for a specific loss. Current guarantor financial statements are reviewed to determine whether the guarantor has sufficient liquid assets to cover any potential collateral shortfall. In general, this analysis applies to our asset based and real estate secured loans. It is not typical for us to obtain such a guarantee on a cash flow loan. Since inception, we have not relied on a guarantee to avoid recording an estimated loss on an impaired loan.
As discussed in our prior filings, we utilize reserve factors by loan type (e.g., asset based, real estate and cash flow) to determine the percentage of the total outstanding loan balance that we reserve to provide for estimated losses in our loan portfolio. Thus, our operating results are sensitive to changes in the factors used. The sensitivity of our allowance for loan loss estimate to potential changes in our reserve factors (in terms of basis points) applied to our loan portfolio as of September 30, 2005 was as follows:

Estimated Increase
(Decrease) in the
Allowance for Loan Losses
Change in Reserve Factors (Basis Points)	($ in thousands)
+50	26,780
+25	13,193
-25	(13,982)
-50	(22,653)
We will revise future filings as requested.
10.	Please confirm to us that you are individually evaluating all of your loans which are subject to an allowance under SFAS 114.
Response: We confirm that we are individually evaluating all of our loans that are subject to an allowance under SFAS 114.
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies
11.	We note your disclosure on page F-10 that other-than-temporary declines in market value were not significant for the year ended December 31, 2004. Please provide us with your impairment analysis as of December 31, 2004 and September 30, 2005 and tell us the amounts of other-than-temporary decline, if applicable.
Response: We record other-than-temporary declines in market value for investments accounted for using the cost or equity method of accounting. These investments totaled $50.4 million and $38.3 million, as of September 30, 2005 and December 31, 2004, respectively, which represents 0.87% and 0.81% of total assets as of those dates, respectively.

During the nine months ended September 30, 2005 and the years ended December 31, 2004, other-than-temporary declines in the market values of investments totaled $3.4 million and $1.1 million, respectively. Such amounts were recorded in “Gain (loss) on investments, net” in the consolidated statements of income during those periods.
As part of our regular review of impaired loans, we also review the equity investments, if any, in the borrowers under such loans to determine whether there is an other-than-temporary decline in the value of the individual equity investments. To the extent that the decline in value of any equity investment is other-than-temporary, we record the loss through the income statement during the period in which it is impaired.
In addition, we review equity investments related to all loans that are not impaired, but have experienced a decline in operating performance during the period. If the decline in operating performance is expected to continue, we review the equity investment to determine whether the impairment is other-than-temporary. If it is other-than-temporary, the decline is recorded as a loss.
As of September 30, 2005, the number, original cost basis, cost basis, and other-than-temporary impairments of our equity investments were as follows:

	Number of Equity		Cost Basis as of	Other-Than-Temporary
	Investments	Original Cost Basis	September 30, 2005	Impairment
	($ in thousands)
Loan and equity impaired	4	$3,669	$357	$(3,312)
Loan performing and equity impaired	3	2,250	1,140	(1,110)
Loan and equity performing	78	48,943	48,943	—

Total	85	$54,862	$50,440	$(4,422)

As of December 31, 2004, the number, original cost basis, cost basis, and other-than-temporary impairments of our equity investments were as follows:

	Number of Equity		Cost Basis as of	Other-Than-Temporary
	Investments	Original Cost Basis	December 31, 2004	Impairment
	($ in thousands)
Loan and equity impaired	2	$1,562	$500	$(1,062)
Loan performing and equity impaired	—	—	—	—
Loan and equity performing	55	37,828	37,828	—

Total	57	$39,390	$38,328	$(1,062)

12.	We note your disclosure on page F-11 that you consider your derivatives designated as a hedge to be highly effective at inception and that ineffectiveness is immaterial. Please tell us what method you are using to measure your hedge effectiveness for each of your hedges and how you subsequently measure ineffectiveness.
Response: We generally make floating rate loans where the interest rate changes based upon Prime, 30-day LIBOR or other floating rate indices. We also occasionally make fixed rate loans. Nearly all of our debt liabilities are floating rate generally based on 30-day LIBOR. To better match our assets and liabilities, we occasionally enter fair value and cash flow hedges, certain of which we have designated as accounting hedges. The fair value hedges are used to hedge changes in the fair values of our fixed rate loans due to changes in the designated benchmark interest rate, 30-day LIBOR. The cash flow hedges (or “basis swaps”) are used to eliminate basis risk between certain floating rate assets (e.g., Prime) and certain floating rate liabilities (e.g., 30-day LIBOR).
As of December 31, 2004 and 2003, the fair value of our fair value hedges was $0.1 million and $(1.2) million, respectively. As of December 31, 2004 and 2003, the fair value of our cash flow hedges was $(0.5) million and $15,000, respectively.
We assess all accounting hedges for effectiveness at inception and on an ongoing basis. For fair value and cash flow hedges, we use the dollar-offset method and the hypothetical method, respectively, to measure the hedge effectiveness of our derivatives and subsequently measure ineffectiveness.
Our fair value hedges have been highly effective and we expect them to continue to be effective as they are hedges of the benchmark interest rate, 30-day LIBOR. Similarly, our cash flow hedges have been highly effective and we expect them to continue to be. With our cash flow hedges, changes in the cash flows on the “pay leg” of the interest rate swap (where we make payments based upon Prime) are expected to offset the changes on the cash flows of the Prime-based loan assets due to changes in the Prime rate. Changes in the cash flows on the “receive leg” of the interest rate swap (where we receive payments based upon 30-day LIBOR) are expected to offset the changes in cash flows on the 30-day LIBOR-based bonds due to the changes in 30-day LIBOR.
13.	We note your disclosure on page F-12 that you accrue bonuses ratably over the annual performance period and your disclosure on page 35 that you established a variable methodology for bonuses during 2004. Please tell us and revise future filings to disclose how the variable methodology is used in the computation of bonuses and the impact on your accounting for such bonuses.

Response: Annual bonuses represent a significant component of our employees’ annual compensation and nearly all employees receive a bonus. Bonuses represented approximately 41% of total compensation and benefits expense for the year ended December 31, 2004, and 33% for the nine months ended September 30, 2005. Given its significance, we have disclosed the amount of our bonus expense in our Management’s Discussion & Analysis (“MD&A”) in each of our periodic filings.
Our bonus accrual is comprised of two parts. One part is for two of our Executive Officers, our Chief Executive Officer and Vice Chairman, and the other part is for all other employees. Bonus expense recorded for the Executive Officers is accrued in accordance with the annual compensation plan for the Executive Officers that is approved at the start of the annual performance period by the compensation committee of the board of directors. The Executive Officer portion of bonus expense is reassessed quarterly and may be adjusted at the discretion of the compensation committee for matters, such as operating performance. The portion of bonus expense for all other employees, which represents the majority of total bonus expense, is subject to the variable methodology referred to in our disclosure.
Because annual bonuses represent a significant component of our employees’ total compensation and is a significant expense to the company, the compensation committee of the board of directors seeks to ensure that bonus compensation for our employees is aligned the interests of our shareholders and our financial results relative to our plan. Our variable methodology was developed to create the alignment that the compensation committee seeks. The compensation committee reviews the methodology and management’s proposed bonus pool at the beginning of the year and in each quarter of the year.
Each quarter, management makes a bonus accrual recommendation to the compensation committee guided by the variable bonus methodology. This recommendation is in the form of a percentage of regular salary paid and is based upon the cumulative regular salary paid from the start of the annual performance period through the end of the quarterly reporting period. In developing its recommendation to the compensation committee, management looks to certain key performance metrics for the business, including actual and forecasted returns on equity for guidance. The amount of proposed bonus accrual represents management’s best estimate of the amount of bonus it would pay at the end of the annual performance period based upon the company’s performance up to that point and forecast for the remainder of the year. The actual bonus accrual recorded is the amount approved each quarter by the compensation committee.
The impact of our accounting for bonuses is that the bonus expense is updated each quarter depending on our performance and what is ultimately approved by our compensation committee. Given the significance and variability of our bonus expense, we have disclosed the amount of our bonus expense in the MD&A for each of our periodic filings. If there are any adjustments that we believe material, we will make the appropriate disclosure.

We will revise future filings as requested.
Note 5. Guarantor Information
14.	If true, please tell us and in future filings revise your footnote to specifically confirm that CapitalSource Holdings has “fully and unconditionally” guaranteed the securities. Refer to Rule 3-10(b) of Regulation S-X. If that is not the case, please revise future filings to provide separate financial statements for CapitalSource Holdings and CapitalSource Finance.
Response: We note that CapitalSource Holdings was merged into CapitalSource Inc. in the fourth quarter of 2005. We confirm that CapitalSource Holdings LLC had fully and unconditionally guaranteed the convertible debentures. We will revise future filings as requested.
Note 9. Borrowings — page F-27
15.	We note your disclosure on page F-32 that you are reducing shareholders’ equity for the purchase of your call option on your convertible debt in accordance with EITF 00-19. Please provide us with your EITF 00-19 analysis used in making this determination.
Response: Concurrently with our sale of the March Debentures, we entered into two separate call option transactions (“Call Options”) on our common stock with the same counterparty, in each case covering the same number of shares as into which the March Debentures are initially convertible. In one transaction, we purchased a Call Option at a strike price equal to the initial conversion price of the March Debentures. This option expires on March 15, 2009 and requires physical settlement. We intend to exercise this Call Option from time to time as necessary to acquire shares that we may be required to deliver upon receipt of a notice of conversion of the March Debentures. In the second transaction, we sold a Call Option to the counterparty, which enables the counterparty to acquire shares of our common stock at a strike price of approximately $40.30 per share, which represented a 75% premium over the March 15, 2004 closing price of our common stock. The “high strike” Call Option expires at various dates from March 2009 through June 2009 and must be settled in net shares. The net effect of entering into the Call Options was to minimize potential dilution as a result of the conversion of the March Debentures by increasing the effective conversion price of the March Debentures. The Call Options were settled at a net cost to us of approximately $25.6 million, which we paid from the proceeds of our sale of the March Debentures.
Paragraphs 39 and 40 of Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) address the appropriate accounting for the purchase and sale of call options in one’s own stock. The Model in paragraph 40 of EITF 00-19 requires that call options issued in a company’s own stock that may be settled either in net shares or by physical settlement be classified as equity with no subsequent changes in fair value recorded if the provisions of paragraphs 12 through 32 of EITF 00-19 are met. The Call Options provide for physical settlement, in the case of the “low strike” Call Option, and net share settlement, in the case of the “high strike” Call Option.
The following represents our evaluation of the eight tests included in paragraphs 12 through 32 of EITF 00-19 in order for the Call Options, which are accounted for separately, to be classified as equity:
1 The contract permits the company to settle in unregistered shares.
The trade confirmations for both the “high strike” Call Option and the “low strike” Call Option allow for the delivery unregistered shares to the extent that Call Option is exercised.
2 The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
As of December 31, 2004, CapitalSource had 500,000,000 shares of common stock authorized, 117,927,495 shares of common stock outstanding and 382,072,505 shares of common stock unissued. The authorized but unissued shares of common stock are sufficient to settle the “high strike” Call Option.
3 The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
The trade confirmation for the “high strike” Call Option provides for the delivery of a maximum of 7,401,420 shares. The trade confirmation for the “low strike” Call Option provides for the receipt of a maximum of 7,401,420 shares.
4 There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
There are no required cash payments to be made to the counterparty in the event we fail to make timely filings with the SEC.
5 There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
The trade confirmations for both the “high strike” and the “low strike” Call Option do not include any “top-off” or “make-whole” provisions.

6 The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.
Neither Call Option requires net-cash settlement in any circumstances.
7 There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
The counterparty has no rights that rank higher than those of a holder of our common stock.
8 There is no requirement in the contract to post collateral at any point or for any reason.
There is no requirement for the posting of any collateral.
The Call Options meet all of the eight requirements for equity classification found in paragraphs 12 through 33 of EITF 00-19. Therefore, the net cost of the Call Options was included as a reduction of shareholders’ equity. Subsequent changes in the fair value of the Call Options are not recognized through earnings as long as the Call Options remain classified in equity. We will reassess the assertions above at each quarterly reporting period in which there are any changes to the Trade Confirmations in order to determine whether or not the Call Options must be reclassified. We continue to believe that equity classification for the Call Options is appropriate.
Note 17. Derivatives and Off-Balance Sheet Financial Instruments — page F-40
16.	We note your disclosure that you use interest rate swaps to hedge prime rate loans. Please provide us with your assessment in determining that these swaps qualify for hedge accounting under SFAS 133.
Response: As provided for in paragraph 28(d) of SFAS 133, we use basis swaps in cash flow hedges to eliminate basis risk between our LIBOR-based term debt and the prime-based loans pledged as collateral for that debt. Changes in the cash flows on the “pay leg” of the interest rate swap (where we make payments based upon Prime) are expected to offset the changes on the cash flows of the Prime-based loan assets due to changes in the Prime rate. Changes in the cash flows on the “receive leg” of the interest rate swap (where we receive payments based upon 30-day LIBOR) are expected to offset the changes in cash flows on the 30-day LIBOR-based bonds due to the changes in 30-day LIBOR.
17.	Please tell us how you determined that the prime rate being hedged meets the definition of a benchmark rate. Refer to paragraph 540 of SFAS 133.
Response: The prime rate itself is not being hedged. Our interest rate swaps that are accounted for as cash flow hedges represent basis swaps, which eliminate basis risk between our LIBOR-based term debt and the prime-based loans pledged as collateral for that debt as discussed more fully above in our response to comment 16.

18.	Please provide us with your assessment in determining that your basis swaps qualify for hedge accounting under SFAS 133.
Response: Please see the response to comment 16.
19.	Please tell us in detail how you measure effectiveness for your basis swaps which qualify for hedge accounting. We note your disclosure that the change in fair value was insignificant. Please tell us the amount of ineffectiveness determined for the years ended December 31, 2004 and 2003, respectively.
Response: As discussed in our response to comment 12., the fair values of our basis swaps were only $(0.5) million and $15,000 as of December 31, 2004 and 2003, respectively. For basis swaps, both legs are variable and adjust periodically to the market rates of Prime and 30-day LIBOR. Due to this and the fact that the Prime and 30-day LIBOR rates have varied with a consistent and narrow band over the last several years, the changes in fair value of the swap are not expected to be significant, and likewise any potential ineffectiveness is not expected to be significant.
For our basis swaps, in each subsequent reporting period after our initial assessment, we assess the hedge’s effectiveness by comparing the cumulative gains and losses of the interest rate swap to the cumulative gains and losses of a hypothetical interest rate swap that has the identical critical terms of the loans and term debt. We determine if the percentage cumulative dollar offset change between the cumulative gains and losses of the interest rate swap and the hypothetical interest rate swap continues to fall between 80% and 125% allowing us to continue to classify the interest rate swap as a highly effective hedge.
We measure ineffectiveness of the basis swaps by computing the difference between the cumulative changes in fair value of each interest rate swap to the cumulative gains and losses of the related hypothetical interest rate swap. The amount of ineffectiveness determined for all basis swaps designated as hedges for the years ended December 31, 2004 and 2003 was less than $5,000 for each year. In calculating the value of the hypothetical interest rate swap, potential sources of ineffectiveness include slightly different reset dates of the loans and term debt compared to the respective legs of the basis swaps, the source of the Prime rate, notional amounts, and the effect of prepayments on the scheduled amortization of the loans and the debt in relation to the scheduled declining notional amounts of the swap legs. However, given the design of the hedge, the overall immateriality of our hedging program and the fact that the fair values of our basis swaps were only $(0.5) million and $15,000 as of December 31, 2004 and 2003, respectively, we did not record such ineffectiveness for those factors as it would be immaterial to our results of operations.

20.	Please tell us the fair value for each of your interest rate cap agreements to hedge loans and your interest rate cap agreements for Wachovia for the years ended December 31, 2004 and 2003. We note your disclosure that the amounts offset one another and hence have no impact on earnings.
Response: We disclose in the Credit Risk Amount column of Note 17, Derivatives and Off-Balance Sheet Financial Instruments, the fair values of the interest rate cap agreements. These derivatives are not designated as accounting hedges and thus all changes in fair value are recorded through the income statement. The fair value of derivative assets totaled $1.4 million and $0.6 million as of December 31, 2004 and 2003, respectively. The fair value of derivative liabilities totaled $1.4 million and $0.6 million as of December 31, 2004 and 2003, respectively. These fair values represent both the amounts due to us from the counterparty and the equal offsetting amount we owe the counterparty. The fair value of the interest rate cap agreements have been netted due to immateriality, however, in future filings, we will evaluate whether a gross presentation would be more appropriate.
21.	We note that your loans have embedded interest rate caps. Please tell us how you account for these interest rate caps. Please cite authoritative guidance.
Response: Embedded interest rate caps in our loans are considered clearly and closely related to the loan in which it is embedded in accordance with paragraph 61(f) of SFAS 133:
f. Interest rate floors, caps, and collars. Floors or caps (or collars, which are combinations of caps and floors) on interest rates and the interest rate on a debt instrument are considered to be clearly and closely related unless the conditions in either paragraph 13(a) or paragraph 13(b) are met, in which case the floors or the caps are not considered to be clearly and closely related.
Additionally, the conditions described in paragraphs 13(a) and 13(b) of SFAS 133 have not been met.
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In connection with responding to your comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above responses, please do not hesitate to call me at (301) 841-2866.
Sincerely,

/s/ Thomas A. Fink

Thomas A. Fink
Chief Financial Officer